UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

06047404

Act 1934
Section Reg M & §13
Rule Rule 102 of Reg M & 13e-4
Public Availability 8.24.06

PROCESSED
OCT 06 2006
THOMSON FINANCIAL

August 24, 2006

Lesley H. Solomon
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

**Re: NNN Healthcare/Office REIT, Inc.
TP No. 06-97**

Dear Ms. Solomon:

In your letter dated August 23, 2006, as supplemented by conversations with the staff, you request that the Commission grant an exemption from Rule 102 of Regulation M to permit NNN Healthcare/Office REIT, Inc. (the "Company") to repurchase shares of its common stock under the Company's Repurchase Plan while the Company is engaged in a distribution of shares of its common stock. We have attached a copy of your letter to this response to avoid reciting the facts. Unless otherwise noted, each defined term in this letter has the same meaning as in your letter.

Response:

As a consequence of the continuous offerings of the Company's shares of common stock, the Company will be engaged in a distribution of shares of its common stock pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of shares of its common stock or any reference security by the Company or any affiliated purchaser of the Company are prohibited during the restricted period specified in Regulation M, unless specifically excepted by or exempted from Rule 102.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit the Company to repurchase shares of its common stock under its Repurchase Plan while the Company is engaged in a distribution of shares of common stock. In granting this exemption, we considered the following facts, among others:

- stockholders of the Company must hold shares of the Company's common stock for at least one year to participate in the Repurchase Plan. The one-year holding requirement may be waived in the event of the death of a stockholder or qualifying disability;

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- the Company will not redeem more than 5% of the weighted average number of shares of common stock outstanding during the prior calendar year;

- the Company will repurchase shares of its common stock at a price equal to, or at a discount from, the then current offering public offering price of its common stock;

- there is no trading market for the Company's common stock and the Company will terminate its Repurchase Plan in the event a secondary market for its common stock develops; and

- the terms of the Repurchase Plan will be fully disclosed in the Company's prospectus.

This exemption is subject to the condition that the Company shall terminate its Repurchase Plan during the distribution of its common stock if a secondary market for its common stock develops.

The foregoing exemption from Rule 102 is based solely on your representations and the facts presented to the staff, and is strictly limited to the application of Rule 102 to the Repurchase Plan as described above. The Repurchase Plan should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the antifraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Company. The Division of Market Regulation expresses no view with respect to any other question that the Repurchase Plan may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Repurchase Plan.

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Acting Associate Director
Office of Trading Practices & Processing

Attachment

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

Lesley H. Solomon Direct Dial: 404-881-7364 E-mail: lesley.solomon@alston.com

August 23, 2006

Mr. James A. Brigagliano
Office of Trading Practices and Processing
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E., Room 8612
Washington, DC 20549-1001

Re: NNN Healthcare/Office REIT, Inc. Request for Exemption under Rule 102(e) of Regulation M

Dear Mr. Brigagliano:

We are counsel to NNN Healthcare/Office REIT, Inc. (the "Company"). The Company is a Maryland corporation that intends to operate as a real estate investment trust for federal income tax purposes. On behalf of the Company, we request that the Division of Market Regulation (the "Division") of the Securities and Exchange Commission (the "Commission") grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to repurchases by the Company of shares of its common stock, par value $0.01 per share, under its proposed share repurchase plan (the "Repurchase Plan") in accordance with the terms detailed below, under the authority provided by Rule 102(e) of Regulation M.

The Company

The Company was incorporated in Maryland in April 2006, and was formed primarily to acquire, own and manage real estate consisting of medical office buildings, healthcare-related facilities and other quality commercial office properties, and to make such other real estate related investments as are consistent with its investment objectives. The Company currently does not own any properties and has only one stockholder, NNN Healthcare/Office REIT Advisor, LLC, which is also the Company's advisor (the "Advisor"). The Company will conduct all of its business and make all investments through an operating partnership, NNN Healthcare/Office REIT Holdings, L.P. (the "Operating Partnership"), formed in April 2006. The Company is the sole general partner of the Operating Partnership and the Advisor is currently the sole limited partner of the Operating Partnership.

The Company filed a registration statement on Form S-11 (Registration No. 333-133652) under the Securities Act of 1933, as amended (the "Securities Act") on April 28, 2006 with respect to 221,052,632 shares of its common stock. Of those shares, the Company is offering up to 200,000,000 shares in an initial public offering (the "Primary Offering") and 21,052,632 shares under the Company's distribution reinvestment plan (the "Reinvestment Plan"). The Company may, however, reallocate shares of common stock between the Primary Offering and the Reinvestment Plan. The Company will sell shares in the Primary Offering on a "best-efforts" basis at $10.00 per share, except for sales to our executive officers and directors, as well as officers and employees of our Advisor and its affiliates, and certain other categories of purchasers who are entitled to reduced purchase prices, which would never be lower than $9.00 per share, reflecting the waiver of selling commissions and other fees otherwise payable to the Company's affiliated dealer manager, NNN Capital Corp. Shares purchased by our executive officers and directors and officers and employees of our Advisor and its affiliates will not count toward the sale of minimum offering proceeds of $2,000,000 required to be sold in Primary Offering. Further, our Advisor and its affiliates, which include all of our executive officers and our non-independent director, have agreed to hold their shares purchased as stockholders for investment and not with a view towards distribution. Shares will be offered under the Reinvestment Plan at a price equal to (1) $9.50 per share during the Primary Offering; (2) 95% of the offering price in any subsequent public equity offering during such offering; and (3) 95% of the most recent offering price for the first 12 months subsequent to the close of the Company's last public equity offering prior to the listing of the shares on a national securities exchange. After that 12-month period, the Company will publish a per share valuation determined by the Advisor or another firm chosen for that purpose, and participants in the Reinvestment Plan may acquire shares at 95% of the per share valuation so determined. Proceeds received through the Reinvestment Plan may serve as a potential source of cash available to the Company to repurchase shares under the Repurchase Plan. The Primary Offering will end no later than the date two years from the date of the prospectus, unless extended. The Company's registration statement has not yet been declared effective by the Commission and the Company has not commenced the Primary Offering.

The Company does not believe that a regular secondary trading market for the Company's common stock will exist during or after the Primary Offering, and it also believes it is unlikely that one will develop, unless and until the Company determines to list its common stock on a national securities exchange. The Company has no current plans to seek to cause its shares of common stock to be listed on any national securities exchange in the near term. The Company has so advised investors in the Registration Statement. The Company intends to adopt the proposed Repurchase Plan described below in order to provide stockholders with limited interim liquidity with respect to their common stock.

Repurchase Plan

The Company's board of directors intends to approve the Repurchase Plan but delay its effectiveness until the earlier of (i) the completion of the Primary Offering or (ii) the receipt of the exemptive relief sought by this letter. The terms of the Repurchase Plan are fully disclosed in the prospectus included in the registration statement described above. All repurchases will be affected through a registered broker-dealer (the "Repurchase Agent"). The Repurchase Agent will also be responsible for all recordkeeping and other administrative functions required to be performed in connection with the Repurchase Plan. Neither the Repurchase Agent nor the Advisor will be paid any fees in connection with transactions pursuant to the Repurchase Plan.

Prior to the time the Company's shares are listed on a national securities exchange, and pursuant to the terms of the Repurchase Plan, a stockholder who has held shares of common stock of the Company for at least one year may, with appropriate notice to the Repurchase Agent, present such stockholder's common stock for repurchase. The board of directors may waive the one-year holding period requirement upon the death of a stockholder or upon a stockholder having a qualifying disability. To waive the one-year holding period, the Company must receive notice within 180 days after such stockholder's death or qualifying disability. A stockholder must present for repurchase a minimum of 25% and a maximum of 100% of the shares owned by the stockholder on the day of presentment. The Advisor shall not be permitted to participate in the Repurchase Plan.

The Company will repurchase shares each quarter in which such shares are presented for repurchase, provided that the requisite documents from stockholders are received by the Repurchase Agent on or before the last day of the second month of each calendar quarter to be eligible to repurchase in that same quarter. Participants may withdraw their repurchase request at any time prior to the date of repurchase.

The number of shares that the Company can repurchase under the Repurchase Plan will be limited in two ways. First, during any calendar year the Company will not repurchase more than 5% of the weighted average number of shares of common stock outstanding during the prior calendar year. Second, the Company may not repurchase shares to the extent that such repurchases would cause the amount paid for repurchases in the prior 12 months to exceed of the net proceeds from the sale of shares under the Reinvestment Plan.

Shares will be repurchased under the Repurchase Program at a price equal to: (1) $9.00 per share during the Primary Offering; (2) $9.25 per share during the twelve-month period immediately following the termination of the Primary Offering; (3) $9.50 per share during the period from thirteen to twenty-four months following the termination of the Primary Offering; and (4) $9.75 per share during the period from twenty-five to thirty-six months following the termination of the Primary Offering. After the thirty-sixth month following the termination of the Primary Offering, the repurchase price per share will be the greater of (i) $10.00 per share or (ii) the price equal to 10 times the Company's funds available for distribution per weighted average share outstanding for the prior calendar year.

Other than the disclosures required in the Company's prospectus and periodic Exchange Act reports, the Company will not publicize the Repurchase Plan. The Company will not actively solicit repurchases and its role in the plan will be ministerial and limited to facilitating stockholders' repurchase requests.

Shares repurchased by the Company would become authorized but unissued shares and would be held as treasury stock. The Company would not reissue the shares without registration under the Securities Act or an exemption therefrom. The Repurchase Plan would terminate upon the development of a secondary trading market for the Company's shares of common stock. Additionally, the board of directors of the Company could, in its discretion, amend, suspend or terminate the Repurchase Plan with 30 days advance notice to the stockholders.

Discussion

Regulation M, like its predecessor Rule 10b-6, is "intended to protect the integrity of the offering process by precluding activities that could influence artificially the market for the offered security"[1] and to "protect the integrity of the securities trading market as an independent pricing mechanism…."[2] Rule 102(a) of Regulation M prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase a security that is the subject of a then-current distribution. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

The Company respectfully requests that the Division, pursuant to the authority delegated to it by the Commission and the authority of Rule 102(e) of Regulation M, grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M to permit it to effect repurchases under the Repurchase Plan, as proposed, during the course of the Primary Offering, as described herein. The Company will not actively solicit shares for repurchase. Repurchases would not be made with the purpose of and should not have the effect of manipulating the price of the Company's stock. The Company has no plans to seek to cause its shares of common stock to be listed on any national securities exchange in the near-term. Due to the illiquidity of the Company's shares, the Repurchase Plan was created solely to provide stockholders of the Company with a vehicle through which, after having held shares for at least one year, they could liquidate all or a portion of their investment in the Company's common stock. If a secondary trading market does develop, the Company will terminate the Repurchase Plan.

Although stockholders of the Company are apprised of the availability of the Repurchase Plan at the time they purchase their shares by means of a description in the Company's prospectus, the Company does not actively solicit participation by its stockholders in the plan. Stockholders desiring to present all or a portion of their shares for repurchase will do so of their own volition and not at the request of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial and will merely facilitate the stockholders' liquidation of their investment in the Company. To date, no shares of common stock have been issued to the public by the Company and no shares have been repurchased pursuant to the Repurchase Plan.

Repurchasing shares under the Repurchase Plan during the Primary Offering should not manipulate the Company's stock price in connection with the offering because the repurchase price under the Repurchase Plan will be fixed and less than the fixed offering price of the Company's common stock in the offering. Moreover, the extent of the Repurchase Plan is limited by the prohibition on (i) repurchases during any calendar year in excess of 5% of the weighted average number of shares outstanding in the prior year and (ii) repurchasing shares to

[1] SEC Release No. 34-37094 (April 11, 1996).
[2] SEC Release No. 34-24003 (January 16, 1987).

the extent that such repurchases would cause the amount paid for repurchases during the prior 12 months to exceed of the net proceeds from the sale of shares under the Reinvestment Plan. The potential for manipulation is further reduced by the program's one-year holding requirement. These and all other terms of the Repurchase Plan are clearly set forth in the prospectus included in the Company's pending registration statement.

The special repurchase terms applicable upon the death or qualifying disability of a stockholder would only be available to a small number of stockholders. Furthermore, because purchasers in the Primary Offering must die or become disabled to take advantage of these terms, the favorable terms upon death or qualifying disability should not have a manipulative effect on the Company's stock price.

The Company believes that the relief it requests in this letter is consistent with the relief granted by the Division in NNN Apartment REIT, Inc. (April 19, 2006), Dividend Capital Total Realty Trust, Inc. (January 31, 2006), Behringer Harvard Opportunity REIT, Inc. (October 5, 2005), Inland American Real Estate Trust, Inc. (June 7, 2005), Boston Capital Real Estate Investment Trust, Inc. (February 10, 2005), Behringer Harvard REIT I, Inc. (October 26, 2004), Paladin Realty Income Properties, Inc. (October 14, 2004), Hines Real Estate Investment Trust, Inc. (June 18, 2004), (CNL Retirement Properties, Inc. (May 19, 2004), Wells Real Estate Investment Trust II, Inc. (December 9, 2003), Inland Western Retail Real Estate Trust, Inc. (August 25, 2003), and T REIT, Inc. (June 4, 2001) under Regulation M and in Excel Realty Trust Inc. (May 21, 1992) under Former Rule 10b-6. In particular, except for some features of the Repurchase Plan in the limited cases of the death or qualifying disability of a stockholder, we note that (i) stockholders of the Company must hold shares of common stock for at least one year to participate in the Repurchase Plan; (ii) the Company will terminate its Repurchase Plan in the event a secondary market for its common stock develops; (iii) for at least 36 months after completion of the Company's last public equity offering, the shares will be repurchased at a price that is fixed and less than the public offering price of the shares in the Company's most recent public equity offering; (iv) the number of shares to be repurchased under the Repurchase Plan will not exceed (A) the net proceeds from the sale of shares under the Reinvestment Plan during such period, and (B) during any calendar year, 5% of the weighted average number of shares of common stock outstanding during the prior calendar year; and (v) the terms of the Repurchase Plan are fully disclosed in Company's prospectus.

The Company also believes that the requested relief is consistent with relief granted in Panther Partners, L.P. (March 3, 1994) and Dean Witter Cornerstone Funds II, III and IV (June 3, 1992) with respect to certain limited partnerships under former Rule 10b-6 where (i) no secondary market existed or was expected to develop for the limited partnership interests, (ii) the motivation for repurchasing limited partnership interests was to create liquidity for limited partners, (iii) the limited partnership interests were repurchased at prices that were based on the valuation of the partnerships' net assets and (iv) the repurchase programs were to be terminated in the event a secondary market developed. The Company believes the Repurchase Plan as proposed is consistent with those plans described in the aforementioned cases and, similarly, has a very low risk of the type of manipulation that Regulation M and former Rule 10b-6 were promulgated to address.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (404) 881-7364 or Rosemarie Thurston at (404) 881-4417.

Sincerely,

Lesley H. Solomon

Lesley H. Solomon

cc: Andrea R. Biller
Rosemarie A. Thurston

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